UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LexinFintech Holdings Ltd.

(Name of Issuer)

ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

528877 103**

(CUSIP Number)

January 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 528877 103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,992,446
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,992,446
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,992,446
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.4%(1)
12	Type of Reporting Person CO

(1)	This percentage is calculated based on a total of 357,871,923 ordinary shares outstanding as provided by the issuer.

1	Names of Reporting Persons JD.com E-Commerce (Technology) Hong Kong Corporation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,992,446
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,992,446
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,992,446
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.4%(1)
12	Type of Reporting Person CO

(1)	This percentage is calculated based on a total of 357,871,923 ordinary shares outstanding as provided by the issuer.

1	Names of Reporting Persons JD.com Asia Pacific Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,992,446
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,992,446
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,992,446
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.4%(1)
12	Type of Reporting Person CO

(1)	This percentage is calculated based on a total of 357,871,923 ordinary shares outstanding as provided by the issuer.

Item 1(a).	Name of Issuer:

LexinFintech Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27/F, CES Tower, No. 3099 Keyuan South Road
Nanshan District, Shenzhen, 518052
People’s Republic of China

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G is being jointly filed by the following persons:

(i)	JD.com, Inc.,

(ii)	JD.com E-Commerce (Technology) Hong Kong Corporation Limited, and

(iii)	JD.com Asia Pacific Investment Limited (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People’s Republic of China

JD.com E-Commerce (Technology) Hong Kong Corporation Limited
c/o JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People’s Republic of China

JD.com Asia Pacific Investment Limited
c/o JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People’s Republic of China

Item 2(c).	Citizenship:

JD.com, Inc. – Cayman Islands
JD.com E-Commerce (Technology) Hong Kong Corporation Limited – Hong Kong
JD.com Asia Pacific Investment Limited – Hong Kong

Item 2(d).	Title of Class of Securities:

ordinary shares, par value of $0.0001 per share, of the issuer.

The issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP No.:

528877 103*

*

CUSIP number 528877 103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following table sets forth the ownership of the ordinary shares by each of the Reporting Persons:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
JD.com, Inc.	11,992,446	3.4%	11,992,446	0	11,992,446	0
JD.com E-Commerce (Technology) Hong Kong Corporation Limited	11,992,446	3.4%	11,992,446	0	11,992,446	0
JD.com Asia Pacific Investment Limited	11,992,446	3.4%	11,992,446	0	11,992,446	0

This percentage is calculated based on a total of 357,871,923 ordinary shares of the issuer outstanding as provided by the issuer.

The 11,992,446 ordinary shares beneficially owned by JD.com, Inc. comprise 11,992,446 Class A ordinary shares represented by 5,996,223 ADSs directly held by JD.com Asia Pacific Investment Limited.

JD.com Asia Pacific Investment Limited directly holds 11,992,446 Class A ordinary shares of the issuer represented by 5,996,223 ADSs. JD.com Asia Pacific Investment Limited is wholly owned by JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc. A total of 17,894,109 Class A ordinary shares have ben disposed of by the Reporting Persons through open market transactions since the filing of the original Schedule 13G on January 13, 2018.

Mr. Richard Qiangdong Liu and Various Ample Limited, which is beneficially owned and controlled by Mr. Richard Qiangdong Liu, jointly filed a Schedule 13G with the Reporting Persons on January 13, 2018 to report the 7,350,000 Class A ordinary shares of the issuer directly held by Various Ample Limited. All these 7,350,000 Class A ordinary shares have been disposed of by Various Ample Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020

JD.com, Inc.	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board of Directors and Chief Executive Officer
JD.com E-Commerce (Technology)
Hong Kong Corporation Limited	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD.com Asia Pacific Investment Limited	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement